Exhibit 99.1

TOKYO LIFESTYLE CO., LTD.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2024	2024
ASSETS
CURRENT ASSETS:
Cash	$3,077,122	$2,475,538
Accounts receivable, net	104,337,671	105,359,841
Accounts receivable - a related party, net	3,121,338	25,704
Merchandise inventories, net	7,375,887	4,413,880
Due from a related party	538	9,762
Compensation receivable for consumption tax, current, net	5,647,824	7,133,470
Prepaid expenses and other current assets, net	12,595,794	2,748,682
TOTAL CURRENT ASSETS	136,156,174	122,166,877

Property and equipment, net	9,683,292	9,013,827
Operating lease right-of-use assets	4,746,047	3,979,727
Compensation receivable for consumption tax, non-current, net	4,022,371	2,721,034
Long-term prepaid expenses and other non-current assets, net	4,128,051	4,115,694
TOTAL ASSETS	$158,735,935	$141,997,159

CURRENT LIABILITIES:
Short-term borrowings	$58,945,627	$53,234,650
Current portion of long-term borrowings	2,067,970	1,730,796
Accounts payable	29,006,854	24,392,029
Accounts payable - a related party	310,795	299,541
Due to related parties	17,599	42,943
Deferred revenue	7,177,830	55,093
Taxes payable	4,958,106	9,357,482
Operating lease liabilities, current	1,691,518	1,523,222
Finance lease liabilities, current	97,860	170,553
Warrants liabilities	1,659,441	441,104
Other payables and other current liabilities	1,685,069	2,167,320
TOTAL CURRENT LIABILITIES	107,618,669	93,414,733

Operating lease liabilities, non-current	3,051,290	2,488,823
Finance lease liabilities, non-current	241,279	263,571
Long-term borrowings	5,550,731	5,636,960
Other non-current liabilities	1,641,804	1,934,927
Deferred tax liabilities, net	1,376,875	2,215,361
TOTAL LIABILITIES	$119,480,648	$105,954,375

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value,100,000,000 shares authorized; 42,220,206 shares and 42,220,206 shares issued and outstanding as of September 30, 2024 and March 31, 2024, respectively	846,116	16,716,839
Capital reserve	26,132,914	10,262,191
Retained earnings	22,393,009	21,056,780
Accumulated other comprehensive loss	(10,116,752)	(11,993,026)
TOTAL SHAREHOLDERS’ EQUITY	39,255,287	36,042,784

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$158,735,935	$141,997,159

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2024	2023

REVENUE
Revenue - third parties	$91,136,514	$74,049,115
Revenue - related parties	6,866,951	115,034
Total revenue	98,003,465	74,164,149

COSTS AND OPERATING EXPENSES
Merchandise costs	85,858,021	64,706,599
Selling, general and administrative expenses	8,924,982	9,124,805
Total costs and operating expenses	94,783,003	73,831,404

INCOME FROM OPERATIONS	3,220,462	332,745

OTHER INCOME (EXPENSE)
Interest expense, net	(823,836)	(995,997)
Additional and delinquent tax due to consumption tax correction	-	(644,780)
Gain from disposal of equity method investment	-	195,391
Gain from disposal of a subsidiary	-	341,755
Other income, net	319,624	66,947
Gain (loss) from foreign currency exchange	(810,623)	2,371,226
Change in fair value of warrants liabilities	(1,121,968)	1,833
Loss from equity method investment	-	(71,200)
Total other income (expenses), net	(2,436,803)	1,265,175

INCOME BEFORE INCOME TAX BENEFIT	783,659	1,597,920

INCOME TAXES BENEFIT	(552,570)	(356,435)

NET INCOME	1,336,229	1,954,355

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	1,876,274	(3,269,650)

TOTAL COMPREHENSIVE INCOME (LOSS)	$3,212,503	$(1,315,295)

Earnings per ordinary share - basic and diluted	$0.03	$0.05
Weighted average shares - basic and diluted	42,220,206	36,250,054

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Reserve	Earnings	Loss	Equity

Balance, March 31, 2023	36,250,054	$14,694,327	$9,078,915	$13,577,844	$(8,069,343)	$29,281,743

Net income for the period	-	-	-	1,954,355	-	1,954,355
Foreign currency translation loss	-	-	-	-	(3,269,650)	(3,269,650)

Balance, September 30, 2023	36,250,054	$14,694,327	$9,078,915	$15,532,199	$(11,338,993)	$27,966,448

Balance, March 31, 2024	42,220,206	$16,716,839	$10,262,191	$21,056,780	$(11,993,026)	$36,042,784

Transfer of capital to capital reserve	-	(15,870,723)	15,870,723	-	-	-
Net income for the period	-	-		1,336,229	-	1,336,229
Foreign currency translation gain	-	-		-	1,876,274	1,876,274

Balance, September 30, 2024	42,220,206	$846,116	$26,132,914	$22,393,009	$(10,116,752)	$39,255,287

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net Income	$1,336,229	$1,954,355
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	409,461	526,994
Loss (gain) from disposal of property and equipment	(202,165)	13,704
Loss (gain) from unrealized foreign currency translation	(358,309)	139,012
Reversal of credit losses	(26,932)	(148,556)
Addition (reversal) of merchandise inventories written down	14,709	(10,713)
Amortization of operating lease right-of-use assets	911,218	876,122
Deferred tax benefit	(905,570)	(1,460,623)
Change in fair value of warrants liabilities	1,121,968	(1,833)
Investment loss from equity method investment	-	71,200
Gain from disposal of equity method investment	-	(195,391)
Changes in operating assets and liabilities:
Accounts receivable	5,844,436	6,372,895
Accounts receivable - related parties	(2,907,787)	309,809
Merchandise inventories	(2,768,207)	(8,645,561)
Compensation receivable for consumption tax	695,565	6,116,206
Prepaid expenses and other current assets	(9,394,219)	(2,342,968)
Long term prepaid expenses and other non-current assets	203,598	2,767,762
Accounts payable	3,416,712	2,128,474
Accounts payable - related parties	(8,116)	67,840
Deferred revenue	6,937,534	68,324
Taxes payable	(4,611,614)	(4,136,000)
Other payables and other current liabilities	(552,070)	103,774
Operating lease liabilities	(944,078)	(838,782)
Other non-current liabilities	(197,185)	(38,735)
Net cash (used in) provided by operating activities	(1,984,822)	3,697,309

Cash flows from investing activities:
Purchase of property and equipment	(678,267)	(197,825)
Proceeds from disposal of property and equipment	28,868	710
Proceeds from disposal of equity method investment	-	283,800
Proceeds from disposal of a subsidiary	-	35,475
Disposal of a subsidiary, net of cash	-	(176,133)
Collection of amount due from (advances made to) related parties	9,256	410,181
Net cash (used in) provided by investing activities	(640,143)	356,208

Cash flows from financing activities:
Proceeds from short-term borrowings	2,752,445	-
Repayments of long-term borrowings	(129,984)	(608,947)
Payments made to related parties	(26,132)	(166,252)
Repayment of obligations under finance leases	(110,734)	(297,843)
Net cash provided by (used in) financing activities	2,485,595	(1,073,042)

Effect of exchange rate fluctuation on cash	740,954	(1,956,115)

Net increase in cash	601,584	1,024,360
Cash at beginning of period	2,475,538	1,766,441
Cash at end of period	$3,077,122	$2,790,801

Supplemental cash flow information
Cash paid for income taxes	$2,100,807	$592,194
Cash paid for interest	$494,581	$341,583

Supplemental non-cash operating activities
Right of use assets obtained in exchange for operating lease liabilities	$1,561,296	$1,512,843

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Tokyo Lifestyle Co., Ltd. (the “Company”), formerly known as Yoshitsu Co., Ltd, is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006.

Prior to July 1, 2023, the Company owned 100% of the equity interests of Kaika International Co., Ltd (“Kaika International”), formerly known as Tokyo Lifestyle Co., Ltd. , a stock company incorporated pursuant to the laws of Japan on October 24, 2019. On June 30, 2023, the Company entered into a share transfer agreement with DinnerBank Co., Ltd. (“DinnerBank”), formerly known as Seihinkokusai Co., Ltd., a related party of the Company, to sell its 100% equity interests in Kaika International to DinnerBank, and the transaction was completed on July 1, 2023.

On July 27, 2022, the Company acquired an 100% equity interest in Tokyo Lifestyle Limited (“TLS”), a company incorporated pursuant to the laws of Hong Kong on May 10, 2019 and principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”), a company incorporated on April 16, 2020 in the People’s Republic of China (the “PRC”). On October 26, 2022, TLS acquired 60% of the equity interests of REIWATAKIYA (MYS) SDN. BHD. (“Reiwatakiya”) and the remaining 40% equity interests on January 4, 2023. Reiwatakiya is a private limited company incorporated in Malaysia on June 14, 2022; it is currently not engaging in any active business operations. These transactions were accounted for as acquisitions under common control (see details in “Acquisitions Under Common Control”).

On September 6, 2023, TLS incorporated a wholly-owned subsidiary, RAKKISTAR HOLDING INC., in the Province of Ontario, Canada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Canada. On October 17, 2023, TLS incorporated a wholly-owned subsidiary, Tokyo Lifestyle Holding Inc. (“TLS Holding”), in the State of Delaware, United States, which is currently not engaging in any active business operations. TLS Holding incorporated four wholly-owned subsidiaries, REIWATAKIYA LV LLC, a limited liability company on August 3, 2023, in the State of Nevada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Nevada; REIWATAKIYA BOS LLC, a limited liability company on October 26, 2023, in the Commonwealth of Massachusetts, which principally engages in the import and retail of Japanese beauty and cosmetic products in Massachusetts; REIWATAKIYA NYC LLC, a limited liability company on November 8, 2023, in the State of New York, which principally engages in the import and retail of Japanese beauty and cosmetic products in New York; and REIWATAKIYA LV II LLC, a limited liability company on May 13, 2024, in the State of Nevada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Nevada.

The Company and its subsidiaries are a retailer and wholesaler of Japanese beauty and health products, as well as luxury and electronic products, sundry products, and other products and services. The Company offers approximately 52,000 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others; 23,900 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices; 45,700 SKUs of sundry products, including home goods, 4,500 SKUs of electronic products, including entertainment gaming products, such as Nintendo Switch and Xbox Series, 620 SKUs of luxury products, including branded watches, perfume, handbags, clothes, and jewelry, and 38,400 SKUs of other products, including food, alcoholic beverages. The Company also provides advertising services by key opinion leaders (“KOLs”).

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Acquisitions Under Common Control

On July 20, 2022, the Company entered into a definitive agreement (the “Agreement”) with All Seas Global Limited to acquire 100% of its equity interests in TLS. Pursuant to the Agreement, the Company agreed to acquire 100% of the equity interests in TLS for a total consideration of Japanese yen 392,673,800 in cash ($2,842,173), subject to certain terms. The transaction contemplated by the Agreement was approved by the Company’s board of directors at a special board meeting on June 27, 2022. The equity interests in TLS were transferred to the Company on July 20, 2022, and cash consideration was paid in full and the transaction closed on July 27, 2022. As the Company and TLS previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, and accordingly, the Company’s comparative financial information prior to the acquisition date of July 20, 2022 was retrospectively adjusted to include the financial results of TLS.

On October 26, 2022, the board of directors of TLS approved the acquisition of Reiwatakiya from All Seas Global Limited, who held a 60% interest in Reiwatakiya, and subsequently, approved the acquisition of the remaining 40% interest in Reiwatakiya from a third-party shareholder on January 4, 2023. The  equity interests in Reiwatakiya were transferred to the TLS on October 26, 2022 and January 4, 2023, respectively, with no consideration. As TLS and Reiwatakiya previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, accordingly, the Company’s comparative financial information prior to the acquisition date of October 26, 2022 was retrospectively adjusted to include the financial results of Reiwatakiya.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”). The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany balances and transactions are eliminated upon consolidation. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to the afore-mentioned SEC rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended March 31, 2024 and 2023. Operating results for the six-month period ended September 30, 2024 are not necessarily indicative of the results that may be expected for the year ending March 31, 2025.

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, assessment of expected credit losses for accounts receivable, compensation receivable for consumption tax, current and non-current prepaid expenses and other assets, valuation of inventories, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, inputs used in the calculation of the asset retirement obligation, and implicit interest rate of operating leases and financing leases. Actual results could differ from those estimates.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains bank accounts in Japan, Hong Kong, China, Malaysia, the United States, and Canada. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of September 30, 2024 and March 31, 2024, the Company did not have any cash equivalents.

Receivables and credit losses

On April 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (“Topic 326”), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements.

The Company’s account receivables, compensation receivable for consumption tax and other receivable included in current and non-current prepaid expenses and other assets are within the scope of Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the receivables, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in selling, general, and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, compensation receivable for consumption tax, and other receivable is recognized and carried at original amount less an allowance for credit losses, as necessary. As of September 30, 2024 and March 31, 2024, allowance for credit losses for accounts receivable amounted to $1,288,212 and $1,244,662, respectively, allowance for credit losses for other receivables amounted to $15,707 and $728,554, respectively, and allowance for credit losses for compensation receivable for consumption tax amounted to $97,664 and $99,526, respectively.

Leases

The Company accounts for lease in accordance with ASC No.842, Lease (“Topic 842”). The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The Company leases retail store facilities and distribution centers, which are classified as operating leases and leases certain software and equipment and furniture as finance lease in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current, and finance leases are included in property and equipment, finance lease liabilities, current, and finance lease liabilities, non-current in the unaudited condensed consolidated balance sheet.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets during the six months ended September 30, 2024 and 2023.

The Company has elected the short-term lease exception, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

Equity investment

An investment in which the Company has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors, voting rights, and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the six months ended September 30, 2024 and 2023. When the equity investment is sold, any gain or loss resulted from difference between the transaction price and carry value of the equity investment is recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Common control transactions

In business combinations under common control, the assets and liabilities acquired are measured at the historical amounts of the acquirees in the consolidated financial statements of acquirer on the acquisition date. The difference between the carrying amounts of the net assets acquired and the consideration paid is adjusted to the equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

Compensation receivable for consumption tax

Compensation receivable for consumption tax pertains to damages the Company claimed from certain suppliers as well as customers. Compensation receivable for consumption tax is recognized and carried at original amount in the agreements less an allowance for credit losses. As of September 30, 2024 and March 31, 2024, allowance for credit losses for compensation receivable for consumption tax amounted to $97,664 and $99,526, respectively.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the unaudited condensed consolidated statements of operations and comprehensive income (loss). The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of September 30, 2024 and March 31, 2024, merchandise inventories write-down was $88,964 and $69,700, respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Except for assets that are not subject to depreciation, such as land and construction in progress, depreciation and amortization of property and equipment are mainly provided using the straight-line method or declining balance method, which allocates an asset’s cost over the periods during which the Company benefits from the use of the asset. The expected economic useful lives of the Company’s assets are as follows:

Useful life
Property and buildings	35-50 years
Land	Infinite
Leasehold improvements	Lesser of useful life and lease term
Equipment and furniture	2-18 years
Automobiles	4-6 years
Software	5 years

Land has infinite useful life and is not subjected to amortization. Management reviews for impairment accordance with the accounting policy stated under impairment of long-lived assets.

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss) in other income or expenses.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company’s asset retirement obligations are primarily related to leasehold improvement of its retail stores leases, that, at the end of the leases, are required to be returned to the landlords in their original condition. As of September 30, 2024 and March 31, 2024, the balance of asset retirement obligations included in other non-current liabilities was $626,571 and $773,802, respectively, and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the term of the lease subsequent to the initial measurement. Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the six months ended September 30, 2024 and 2023.

Revenue recognition

The Company accounts for revenue in accordance with ASC 606. ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in the scope of Topic 606 and therefore there was no material changes to the Company’s unaudited condensed consolidated financial statements upon adoption of ASC 606.

Under ASC 606, revenue is recognized when control of promised goods is transferred or service is rendered to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from, the specified goods and services.

The Company currently generates its revenue through retail and wholesale of Japanese beauty and health products, luxury and electronic products, as well as sundry and other products and services, through a multi-channel distribution network. Currently, the Company sells its products and renders its services through: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. For domestic sales in Japan, Hong Kong, the United States, and Canada, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, the Company sells goods under Cost Insurance and Freight (“CIF”) shipping point term, and revenue is recognized when products are loaded on the ships and control is deemed as transferred. The Company’s service revenue primarily consists advertising services of KOLs for its customers. The Company produces short videos with online celebrities to promote the brands of its customers on social media platforms, such as TikTok and Kuaishou. Revenue from these services is recognized at a point in time when the service is rendered by the Company.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

For online stores, the Company generally offers a seven-day product return policy for products sold in the Company’s online store in China, and an eight-day product return policy for products sold in the Company’s online store in Japan, as long as the products are undamaged, in their original condition, and can be resold. For products sold in the Company’s physical stores, the Company offers a seven-day product return policy for products sold in the Company’s physical stores in Japan and Hong Kong; a fifteen-day and thirty-day product return policy for products sold in the Company’s physical stores in the United States and Canada, as long as the products are undamaged, in their original condition, and can be resold. Historically, customer returns were immaterial. Therefore, the Company did not provide any sales return allowances for the six months ended September 30, 2024 and 2023.

The Company enters into franchise agreements with franchisees in Japan under which the franchisee is granted a revocable license and non-exclusive right to use the Company’s trademarks and stores. The Company requires an entire non-refundable initial franchise fee of ¥3.0 million (approximately $21,000) to be paid upon execution of a franchise agreement, which typically has an initial term of three years and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. Initial franchise fees are recognized on a straight-line basis over the term of the franchise agreement. In addition, the Company is also entitled to continuing franchise fees (royalties), equal to 5% of the monthly gross sales of the franchise store, and royalties are recognized as revenue based on the monthly royalty earned. Franchise fees from the franchisees were included in revenue from franchise stores and wholesale customers, and were immaterial for the six months ended September 30, 2024 and 2023.

The Company is the principal for its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, including assurance of member service and satisfaction, and has pricing discretion.

In directly-operated physical stores, customers can enroll in the Company’s rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn three membership points for each ¥100 spent, and one membership point for each HK$1, US$1, and CAD$1 spent in the Company’s directly-operated physical stores in Japan, Hong Kong, the United States, and Canada, respectively. Subsequently, one membership point can be used as ¥1 at the Company’s directly-operated physical stores in Japan when making payment, and 250 membership points can be used as HK$1 at the Company’s directly-operated physical stores in Hong Kong when making payment; membership point can be used to redeem products at the Company’s directly-operated physical stores in the United States and Canada. The membership points are valid for one year and ten years starting from the last use of the rewards card in directly-operated physical stores in Japan and Hong Kong, respectively. There is no expiration date for membership points earned at directly-operated physical stores in the United States and Canada, respectively. The Company initially accounts for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the unaudited condensed consolidated balance sheets. When a customer redeems earned membership points at its stores, the Company recognizes revenue and reduces the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Membership point breakage was immaterial for the six months ended September 30, 2024 and 2023.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of September 30, 2024 and March 31, 2024. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $7,177,830 and $55,093 as of September 30, 2024 and March 31, 2024, respectively, consist primarily of revenue for amount received in advance from the Company’s wholesale customers and unredeemed membership points. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the six months ended September 30, 2024 and 2023 that was included in the opening deferred revenue was $23,030 and $56,811, respectively. As of September 30, 2024, the amount received in advance from wholesale customers and unredeemed membership points was $7,177,830. The Company expects to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended September 30, 2024 and 2023 is as following:

Revenue by geographic areas

The summary of the Company’s total revenue by geographic areas for the six months ended September 30, 2024 and 2023 was as follows

	For the Six Months Ended September 30,
	2024	2023
Japan domestic market	$39,405,153	$25,127,967
Hong Kong market	39,635,197	42,026,698
US market	11,706,214	4,600,752
Other overseas markets	7,256,901	2,408,732
Total revenue	$98,003,465	$74,164,149

Revenue by product categories

The summary of the Company’s total revenue by product categories for the six months ended September 30, 2024 and 2023 was as follows:

	For the Six Months Ended September 30,
	2024	2023
Beauty products	$30,703,408	$16,780,967
Health products	3,446,773	2,563,142
Sundry products	6,509,109	3,441,388
Luxury products	10,150,068	31,551,744
Electronic products	35,128,484	16,541,351
Other products and services (1)	12,065,623	3,285,557
Total revenue	$98,003,465	$74,164,149

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(1)	Other products and services include primarily trading cards and food, such as soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water, and alcoholic beverages, cigarettes, and pet food. It also includes revenue from advertising services through KOLs.

Revenue by distribution channels

The summary of the Company’s total revenue by distribution channels for the six months ended September 30, 2024 and 2023 was as follows:

	For the Six Months Ended September 30,
	2024	2023
Directly-operated physical stores	$6,942,549	$11,618,183
Online stores and services	4,117,979	6,004,400
Franchise stores and wholesale customers	86,942,937	56,541,566
Total revenue	$98,003,465	$74,164,149

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, current portion of compensation receivable for consumption tax, prepaid expenses and other current assets, short-term borrowings, current portion of long-term borrowings, accounts payable, due to related parties, deferred revenue, taxes payable, and other payables and other current liabilities, approximate the fair value of the respective assets and liabilities as of September 30, 2024 and March 31, 2024 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The Company maintains its books and records in its local currency, Japanese yen (“YEN” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. The Company’s subsidiaries in Hong Kong, the PRC, Malaysia, the United States and Canada use their respective currencies Hong Kong Dollar (“HK$”), Chinese Yuan (“RMB”), Malaysia Ringgit (“MYR”), United States Dollars (“USD”) and Canadian dollar (“CAD”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive income (loss).

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The reporting currency of the Company is the United States Dollars (“US$” or “$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statement,” assets and liabilities of the Company are translated into US$, using the exchange rate on the balance sheet date. Revenue and expenses are translated at the average rates prevailing during the period. Shareholders’ equity is translated at the historical exchange rate at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended September 30, 2024		For the Six Months Ended September 30, 2023		March 31, 2024
	Period-end spot rate	Average rate	Period-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against YEN	¥1=US$0.00698	¥1=US$0.00656	¥1=US$0.006692	¥1=US$0.007095	¥1=US$0.00661	¥1=US$0.00692
US$ against HK$	HK$1=US$0.12871	HK$1=US$0.12807	HK$1=US$0.127701	HK$1=US$0.127686	HK$1=US$0.12778	HK$1=US$0.12780
US$ against RMB	RMB1=US$0.14250	RMB1=US$0.13885	RMB1=US$0.137061	RMB1=US$0.140278	RMB1=US$0.13850	RMB1=US$0.13953
US$ against MYR	MYR1=US$0.24266	MYR1=US$0.21780	MYR1=US$0.213047	MYR1=US$0.218627	MYR1=US$0.21175	MYR1=US$0.21548
US$ against CAD	CAD1=US$0.74014	CAD1=US$0.73202	-	-	CAD1=US$0.73855	CAD1=US$0.74162

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended September 30, 2024 and 2023, and there was no uncertain tax provision as of September 30, 2024 and March 31, 2024.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company’s operating entities in Japan are subject to the income tax laws of Japan. As of September 30, 2024, the tax years ended March 31, 2022 through March 31, 2024 for the Company’s operating entities in Japan remain open for statutory examination by the Japanese tax authorities.

The Company’s subsidiary in Hong Kong is subject to profit taxes in Hong Kong. As of September 30, 2024, the tax years ended since the year of incorporation through March 31, 2024 for the Company’s subsidiary in Hong Kong remain open for statutory examination by the Hong Kong taxing jurisdictions.

The Company’s subsidiary in China is subject to the income tax laws of the PRC. As of September 30, 2024, the tax years ended since the year of incorporation through December 31, 2023 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

The Company’s subsidiary in Malaysia is subject to the income tax laws of Malaysia. As of September 30, 2024, all of the tax returns of the Company’s Malaysian subsidiary remain open for statutory examination by relevant tax authorities.

The Company’s subsidiaries in the United States are subject to the tax law of the United States. As of September 30, 2024, the tax years ended since the year of incorporation through December 31, 2023 for the Company’s subsidiaries in United States remain open for statutory examination by United States tax authorities.

The Company’s subsidiary in Canada is subject to the tax law of Canada. As of September 30, 2024, the tax years ended since the year of incorporation through December 31, 2023 for the Company’s subsidiary in Canada remain open for statutory examination by Canadian tax authorities.

Sales and leaseback

The Company enters into sale and leaseback transactions, pursuant to which the Company sells the property to a third party and agrees to lease the property back for a certain period of time. To determine whether the transfer of the property should be accounted for as a sale, the Company evaluates whether it has transferred control to the third party in accordance with the revenue recognition guidance set forth in ASC 606. If the transfer of the asset is deemed to be a sale at market terms, the Company recognizes the transaction price for the sale based on the cash proceeds received, derecognizes the carrying amount of the underlying asset and recognizes a gain or loss in the unaudited condensed consolidated statements of operations and comprehensive income (loss) in other income or expenses for any difference between the carrying value of the asset and the transaction price. The Company then accounts for the leaseback in accordance with its lease accounting policy.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive shares for the six months ended September 30, 2024 and 2023.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and handling cost

All shipping and handling costs are expensed as incurred and included in selling, general, and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Total shipping and handling expenses were $659,621 and $665,727 for the six months ended September 30, 2024 and 2023, respectively.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Advertising expenses amounted to $100,164 and $254,524 for the six months ended September 30, 2024 and 2023, respectively.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in YEN, HK$, RMB, MYR, and CAD to US$ is reported in other comprehensive income (loss) in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Related parties and transactions

The Company identifies related parties, and accounts for and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures,” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions.

Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker (“CODM”). The Company’s CODM has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. Management has determined that the Company has three operating segments, which are (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

Political and economic risk

The directly-operated physical stores of the Company are located in Japan, Hong Kong, the United States, and Canada, and the online stores and franchise stores and wholesale partners of the Company are mainly located in Japan, mainland China, and Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, Hong Kong, mainland China, the United States, and Canada, as well as by the general state of their economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan, Hong Kong, mainland China, the United States, and Canada. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of September 30, 2024 and March 31, 2024, $1,835,636 and $1,964,529 of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

As of September 30, 2024 and March 31, 2024, $133,640 and $93,919 of the Company’s cash was on deposit at financial institutions in Hong Kong, respectively, which were insured by the Hong Kong Deposit Protection Board for compensation up to a limit of HK$500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of September 30, 2024 and March 31, 2024, $19,783 and $139,167 of the Company’s cash was on deposit at financial institutions in mainland China, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The Company has not experienced any losses in such accounts.

As of September 30, 2024 and March 31, 2024, $7,255 and $13,137 of the Company’s cash was on deposit at financial institutions in Malaysia, respectively, which were subject to certain protections under the requirement of the deposit insurance system up to a limit of MYR250,000 (approximately $60,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of September 30, 2024 and March 31, 2024, $441,617 and $111,301 of the Company’s cash was on deposit at financial institutions in the United States which were insured by the Federal Deposit Insurance Corporation for compensation up to a limit of $250,000 if the bank with which an individual/a company hold its eligible deposit fails.

As of September 30, 2024 and March 31, 2024, $23,141 and $29,090 of the Company’s cash was on deposit at financial institutions in Canada, respectively, which were insured by the Canada Deposit Insurance Corporation for compensation up to a limit of CAD100,000 (approximately $74,000) if the bank with which an individual/a company hold its eligible deposit fails.

Accounts receivable are typically unsecured and derived from revenue earned from customers, compensation receivables are typically unsecured and derived from damages the Company claimed from certain suppliers as well as customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers and suppliers’ creditworthiness and its ongoing monitoring of outstanding balances.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations

For the six months ended September 30, 2024 and 2023, the majority of the Company’s assets were located in Japan and Hong Kong.

The Company’s revenue was generated by the Company and its subsidiaries, which are located in Japan, Hong Kong, mainland China, the United States, and Canada. Revenue generated from companies in Japan accounted for 71.7% and 72.6% of the Company’s total revenue for the six months ended September 30, 2024 and 2023, respectively. Revenue generated from companies in Hong Kong and others accounted for 28.3% and 27.4% of the Company’s total revenue for the six months ended September 30, 2024 and 2023, respectively.

For the six months ended September 30, 2024, one customer accounted for 11.4% of the Company’s total revenue. For the six months ended September 30, 2023, one customer accounted for 20.3% of the Company’s total revenue.

As of September 30, 2024, two wholesale customers accounted for 15.1% and 13.9% of the total accounts receivable balance, respectively. As of March 31, 2024, three wholesale customers accounted for 26.5%, 10.6%, and 10.2% of the total accounts receivable balance, respectively.

For the six months ended September 30, 2024, two suppliers accounted for approximately 28.7% and 22.4% of the Company’s total purchases, respectively. For the six months ended September 30, 2023, four suppliers accounted for approximately 23.8%, 21.2%, 16.1%, and 12.8% of the Company’s total purchases, respectively.

Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective April 1, 2025 and the adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective April 1, 2025 and the adoption of this ASU is not expected to have a material impact on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s unaudited condensed consolidated financial position, statements of operations, and cash flows.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	September 30, 2024	March 31, 2024
Accounts receivable	$105,625,883	$106,604,503
Less: allowance for credit losses	(1,288,212)	(1,244,662)
Accounts receivable, net	$104,337,671	$105,359,841

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers, which has not been collected as of the balance sheet dates.

Movement of allowance for credit losses was as follows:

	September 30, 2024	March 31, 2024
Beginning balance	$1,244,662	$3,219,772
Reduction	(16,565)	(1,676,528)
Foreign currency translation adjustments	60,115	(298,582)
Ending balance	$1,288,212	$1,244,662

NOTE 4 – MERCHANDISE INVENTORIES, NET

Merchandise inventories, net consisted of the following:

	September 30, 2024	March 31, 2024
Beauty products	$3,884,409	$2,349,158
Health products	823,599	400,473
Luxury products	382,235	353,057
Electronic products	474,948	-
Other products	1,810,696	1,311,192
Merchandise inventories, net	$7,375,887	$4,413,880

As of September 30, 2024 and March 31, 2024, merchandise inventories write-down was $88,964 and $69,700, respectively.

NOTE 5 – COMPENSATION RECEIVABLE FOR CONSUMPTION TAX, NET

Compensation receivable for consumption tax, net consisted of the following:

	September 30, 2024	March 31, 2024
Compensation receivable for consumption tax	$9,767,859	$9,954,030
Less: allowance for credit losses	(97,664)	(99,526)
Subtotal	9,670,195	9,854,504
Less: compensation receivable for consumption tax, current, net	(5,647,824)	(7,133,470)
Compensation receivable for consumption tax, non-current, net	$4,022,371	$2,721,034

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – COMPENSATION RECEIVABLE FOR CONSUMPTION TAX, NET (continued)

The Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, the Company was required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to failure in submission of relevant export documents (see Note 11) by certain of the Company’s suppliers and customers. In June 2023, the Company entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. These suppliers and customers agreed to compensate the Company and the compensation receivable for consumption tax will be paid over two years from the date of the agreements. As of March 31, 2024, the net total of compensation receivable for consumption tax was approximately $9.9 million (approximately ¥1.5 billion). During the six months ended September 30, 2024, the Company received a total of approximately $0.2 million (approximately ¥0.1 billion), and the net total of compensation receivable for consumption tax was approximately $9.7 million (approximately ¥1.4 billion) as of September 30, 2024.

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net consisted of the following:

	September 30, 2024	March 31, 2024
Deposits (1)	$1,349,655	$1,470,367
Other receivables (2)	2,451,143	3,309,998
Advance to suppliers (3)	10,235,510	97,635
Prepaid expenses and others (4)	2,703,244	2,714,930
Allowance for credit losses	(15,707)	(728,554)
Subtotal	16,723,845	6,864,376
Less: prepaid expenses and other current assets, net	(12,595,794)	(2,748,682)
Long-term prepaid expenses and other non-current assets, net	$4,128,051	$4,115,694

(1)	Deposits primarily include security deposits paid to landlords for the Company’s retail stores and distribution centers as well as security deposits paid to the Company’s suppliers and to third-party platform operators for the operations of online stores.

(2)

Other receivables as of September 30, 2024 and March 31, 2024 included $nil and $710,236 due from a construction company, which is a refund of the design and construction service fee the Company prepaid for the construction of its new distribution center. Since the construction company failed to obtain relevant construction permits and delayed the construction, the service agreement was terminated and the Company requested a refund of prepaid contract amount. In November 2020, the Company filed a legal case against the construction company claiming the refund of the contract prepayment. Although the Company was confident in winning the legal case, the Company fully provided an allowance for credit loss for the receivable from this construction company as of March 31, 2024. During the six months ended September 30 2024, the legal case was concluded by the court and the Company won the case. Based on the judgment of the court, the construction company was required to refund the full prepaid contract amount to the Company. However, the construction company has gone bankrupt and was unable to make the refund. As a result, the Company wrote off the receivable against the allowance as of September 30, 2024.

Other receivables as of September 30, 2024 and March 31, 2024 included approximately $1.6 million and $1.8 million due from a third-party warehouse and logistics service provider (the “Service Provider”). The Company engaged the Service Provider for warehouse and logistics services previously; however, due to the tax examination mentioned in Note 5, the Service Provider failed to provide relevant export documents for consumption tax examination, which caused the additional consumption tax to be paid to the tax authority by the Company. As a result, the Company terminated its warehouse and logistics services in October 2022, and entered into an agreement with the Service Provider, pursuant to which, the unutilized service fees will be repaid by the Service Provider over two years from the date of the agreement. As of September 30, 2024 and March 31, 2024, the Company provided an allowance for credit loss of $15,568 and $17,723 for the receivable from the Service Provider according to the Company’s accounting policy based on its best estimates.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS, NET (continued)

(3)	Advances to suppliers consist of mainly payments to suppliers for products that have not been received.

(4)	Prepaid expenses and others as of September 30, 2024 and March 31, 2024, included prepaid expenses amounting to approximately $1.9 million (approximately ¥279.3 million) and $1.8 million (approximately ¥279.3 million), which is related to the development of a mobile application where customers could purchase products from the Company’s online shops.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	September 30, 2024	March 31, 2024
Property and buildings	$3,286,559	$3,122,152
Leasehold improvements	3,939,253	3,674,485
Land	2,374,575	2,249,401
Equipment and furniture	2,518,662	2,355,674
Automobiles	221,783	158,925
Software	639,695	606,559
Subtotal	12,980,527	12,167,196
Less: accumulated depreciation	(3,297,235)	(3,153,369)
Property and equipment, net	$9,683,292	$9,013,827

Depreciation expenses were $409,461 and $526,994 for the six months ended September 30, 2024 and 2023, respectively.

As of September 30, 2024 and March 31, 2024, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.4 million) as collateral to safeguard the Company’s bank borrowings from MUFG Bank (see Note 9).

NOTE 8 – LEASES

The Company leases retail store facilities and distribution centers under non-cancellable operating leases, with terms ranging from one to 15 years, as well as finance leases for software, equipment, and furniture with a term of five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities.

Operating lease expenses for lease payment are recognized on a straight-line basis over the lease term. Finance lease cost includes amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES (continued)

Operating Leases

The table below presents the operating lease related assets and liabilities recorded on the unaudited condensed consolidated balance sheets as of September 30, 2024 and March 31, 2024:

	September 30, 2024	March 31, 2024
Operating lease right-of-use lease assets	$4,746,047	$3,979,727

Operating lease liabilities – current	$1,691,518	$1,523,222
Operating lease liabilities – non-current	3,051,290	2,488,823
Total operating lease liabilities	$4,742,808	$4,012,045

Other supplemental information for all of operating leases as of September 30, 2024 and March 31, 2024 was as follows:

	September 30, 2024	March 31, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.12	4.25
Weighted average discount rate (1)	5.54%	4.77%
Gains on sales and leaseback transactions (2)	$-	$731,638

(1)	The Company used incremental borrowing rates ranging from 2.03% to 6.68% for its lease contracts in Japan; incremental borrowing rates ranging from 2.83% to 4.55% for its lease contracts in Hong Kong; and incremental borrowing rates of 5.25% and 8.50% for its lease contracts in Canada and the United States, respectively.

(2)	On December 14, 2023, the Company entered into a Real Estate Sales Agreement (“Sales Agreement”) with a third-party buyer (the “Buyer”). Pursuant to the agreement, the Company sold its head office in Japan including the building and land to the Buyer for a total consideration of ¥430.0 million. On February 28, 2024, the Company entered into a Rental Agreement with the Buyer, pursuant to the agreement, the Company leased the same building for its head office for two years from February 28, 2024 to February 27, 2026, with a monthly rental of ¥1.75 million. The Company determined that these transactions should be accounted as sales and leaseback transaction as the control of the head office was transferred to the Buyer, and recognized a gain of $731,638 on disposal of the building and land on February 29, 2024.

During the six months ended September 30, 2024 and 2023, the Company incurred total operating lease expenses of $1,095,430 and $1,087,873, respectively.

Finance Leases

The components of finance lease expenses were as follows:

	For the Six Months Ended September 30,
	2024	2023
Finance leases cost:
Amortization of right-of-use assets	$64,410	$163,624
Interest on lease liabilities	33,216	29,141
Total finance leases cost	$97,626	$192,765

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES (continued)

Supplemental cash flow information related to finance leases was as follows:

	For the Six Months Ended September 30,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$33,216	$29,141

Supplemental balance sheet information related to leases as of September 30, 2024 and March 31, 2024 was as follows:

	September 30, 2024	March 31, 2024
Finance leases cost:
Software	$524,064	$496,438
Equipment and furniture	1,071,542	1,082,560
Subtotal	1,595,606	1,578,998
Less: accumulated depreciation	(1,537,617)	(1,324,770)
Property and equipment, net	$57,989	$254,228

The weighted average remaining lease terms and discount rates for all of finance leases as of September 30, 2024 and March 31, 2024 were as follows:

	September 30, 2024	March 31, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.40	2.67
Weighted average discount rate	8.07%	8.07%

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2024:

	Operating Leases	Finance Leases
Remainder of 2025	$1,011,286	$83,555
2026	1,710,650	162,900
2027	909,264	105,316
2028	726,696	22,377
2029	437,053	992
Thereafter	590,932	-
Total lease payments	5,385,881	375,140
Less: imputed interest	(643,073)	(36,001)
Present value of lease liabilities	$4,742,808	$339,139

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	September 30, 2024	March 31, 2024

Syndicated Loans (1)	December 2024	TIBOR^(3M)+0.70% - TIBOR (1M)+1.20%	$54,800,850	$51,912,050
Resona Bank (2)	December 2024	3.40%-3.55%	1,396,200	1,322,600
Best Life Technology	July 2025	5.6%	2,748,577	-
Total short-term borrowings			$58,945,627	$53,234,650

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain specified ratios of debt to tangible net assets and debt service coverage, and positive net income. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, transferring part or all of the Company’s business or assets to third parties, or receiving part or all of business or assets from other third-party companies. The Company was in compliance with such covenants as of the September 30, 2024 and March 31, 2024.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 27, 2022, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million), and the interest rate was adjusted to TIBOR (3M)+0.70%. As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). On September 22, 2023, the Company extended the loan on a three-month basis for an additional six months with a maturity date on March 29, 2024, and the interest rate was adjusted to TIBOR (1M)+1.20%. In March 2024, the Company repaid ¥300.0 million, and the Company extended the loan for additional three months with a maturity date on June 28, 2024, subsequently, extended the loan for additional six months with a maturity date on December 30, 2024, and the interest rate remained at TIBOR (1M)+1.20%. Currently, the Company is negotiating with the bank for a loan extension upon the maturity date. As of September 30, 2024, the total outstanding balance of this loan was approximately ¥7.85 billion (approximately $54.8 million). The syndicated loan is guaranteed by Mr. Kanayama, the representative director, director, and controlling shareholder of the Company.

(2)	The loan is guaranteed by Mr. Kanayama. The Company extended the loan for additional six months with a maturity date on December 30, 2024. Currently, the Company is negotiating with the bank for a loan extension upon the maturity date.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BORROWINGS (continued)

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	September 30, 2024	March 31, 2024

Japan Finance Corporation (1)	December 2024	3.20% - 4.25%	$1,317,170	$1,247,735
BOT Lease Co., Ltd. (2)	March 2028	TIBOR (3M) + 6.0%	1,396,200	1,322,600
MUFG Bank (3)	August 2026	TIBOR (3M) + 0.8%	4,398,030	4,166,190
The Hong Kong and Shanghai Banking Corporation Limited (4)	July 2024 – February 2033	2.750% - 3.625%	364,739	424,126
DFL-Shutoken Leasing (Hong Kong) Company Limited	June 2024 – October 2025	2.990%	142,562	207,105
Total long-term borrowings			$7,618,701	$7,367,756

Current portion of long-term borrowings			$2,067,970	$1,730,796

Non-current portion of long-term borrowings			$5,550,731	$5,636,960

(1)	The Company extended the loan for additional six months with a maturity date on December 31, 2024. Currently, the Company is negotiating with the bank for a loan extension upon the maturity date.

(2)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(3)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.4 million) as of September 30, 2024 as collateral to safeguard the loan.

(4)	Guaranteed by Mr. Kanayama.

The future maturities of long-term borrowings as of September 30, 2024 were as follows:

12 months ending September 30,
2025	$2,067,970
2026	3,879,537
2027	40,749
2028	1,469,995
2029	43,591
Thereafter	116,859
Total long-term borrowings	$7,618,701

For the above-mentioned short-term and long-term loans, the Company recorded interest expenses of $785,463 and $1,061,277 for the six months ended September 30, 2024 and 2023, respectively. The annual weighted average interest rates were 1.66% and 0.98% for the six months ended September 30, 2024 and 2023, respectively.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Mei Kanayama	Representative director, director, and controlling shareholder
DinnerBank Co., Ltd. (“DinnerBank”)	An entity of which Mr. Kanayama’s wife is a director and the representative director
Palpito	An equity investment entity of the Company, which was sold to DinnerBank on June 30, 2023.
Tokushin G.K.	A shareholder of the Company.

a.	Accounts receivable, net – a related party

Accounts receivable, net – a related party consisted of the following:

Name	September 30, 2024	March 31, 2024
DinnerBank	$3,121,338	$25,704
Subtotal	3,121,338	25,704
Less: allowance for credit losses	-	-
Total accounts receivable, net – a related party	$3,121,338	$25,704

b.	Due from a related party

Due from a related party consisted of the following:

Name	September 30, 2024	March 31, 2024
DinnerBank	$538	$9,762
Total due from a related party	$538	$9,762

c.	Accounts payable – a related party

Accounts payable – a related party consisted of the following:

Name	September 30, 2024	March 31, 2024
DinnerBank	$310,795	$299,541
Total accounts payable – a related party	$310,795	$299,541

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – RELATED PARTY TRANSACTIONS (continued)

d.	Due to related parties

Due to related parties consisted of the following:

Name	September 30, 2024	March 31, 2024
Mr. Mei Kanayama	$6,919	$29,716
Tokushin G.K.	5,236	-
DinnerBank	5,444	13,227
Total due to related parties	$17,599	$42,943

e.	Sales to related parties

	For the Six Months Ended September 30,
Name	2024	2023
DinnerBank	$6,866,951	$100,132
Palpito	-	14,902
Total revenue from related parties	$6,866,951	$115,034

f.	Purchase from a related party

	For the Six Months Ended September 30,
Name	2024	2023
DinnerBank	$4,969,413	$139,351
Total purchase from a related party	$4,969,413	$139,351

g.	Sales of a subsidiary and an equity investment to a related party

On June 30, 2023, the Company entered into share transfer agreements with DinnerBank to sell its 100% equity interest in Kaika International and 40% equity interests in Palpito to DinnerBank, for cash consideration of ¥5,000,000 ($37,595) and ¥40,000,000 ($300,760), respectively. The cash consideration was fully received and the transactions were completed on July 1, 2023. The Company recorded a gain from disposal of Kaika International of ¥49,297,548 ($341,755) and a gain from disposal of equity method investment of ¥27,539,183 ($195,391) for the six months ended September 30, 2023, respectively.

h.	Other related party transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed (see Note 9).

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES

(a)	Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Japan

The Company and its subsidiary in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 30.6% for the six months ended September 30, 2023. However, after the capital reduction which became effective on July 15, 2024 (See Note 13 – capital reduction), the Company is qualified as a small and medium-sized enterprise and was subject to a lower statutory income tax rate of approximately 21.1% for the six months ended September 30, 2024.

Hong Kong

TLS is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 for the six months ended September 30, 2024 and 2023.

PRC

Qingzhiliangpin is incorporated in the PRC and is subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax Law of PRC, domestic enterprises and Foreign Investment Enterprises are subject to a unified 25% enterprise income tax rate. Qingzhiliangpin is recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the taxable income not more than RMB3 million is subject to a reduced effective rate of 5%.

Malaysia

Reiwatakiya is incorporated in Malaysia, and is governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less) is 17% for the first MYR600,000 taxable income, with the remaining balance being taxed at the 24% rate.

The United States

The Company’s subsidiaries in the United States are subject to the United States federal corporate income tax rate of 21%. The Company is also subject to state jurisdictions that have corporate tax rates ranging from 0% to 8.45% for the six months ended September 30, 2024.

Canada

The Company’s subsidiary in Canada is subject to the Canadian federal corporate income tax rate of 15% and provincial or territorial rates of 11.5%, which, in the aggregate, represent a statutory income tax rate of 26.5% for the six months ended September 30, 2024.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

The income before tax were as follows:

	For the Six Months Ended September 30,
	2024	2023
Japan	$(709,417)	$(424,749)
Hong Kong	1,005,767	1,968,464
PRC	212,802	59,938
Malaysia	(6,227)	(5,733)
The United States	355,435	-
Canada	(74,701)	-
Income before tax	$783,659	$1,597,920

The components of the income tax provision (benefit) were as follows:

	For the Six Months Ended September 30,
	2024	2023
Current tax provision
Japan	$132,134	$1,096,800
Hong Kong	142,348	-
PRC	10,681	7,388
Malaysia	-	-
The United States	40,417	-
Canada	27,420	-
	353,000	1,104,188
Deferred tax benefit
Japan	$(875,542)	$(1,460,667)
Hong Kong	(30,006)	-
PRC	-	-
Malaysia	(22)	44
The United States	-	-
Canada	-	-
	(905,570)	(1,460,623)
Income tax benefit	$(552,570)	$(356,435)

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the six months ended September 30, 2024 and 2023:

	For the Six Months Ended September 30,
	2024	2023

Japanese statutory income tax rate	21.1%	30.6%
Non-deductible expenses	10.6%	3.1%
Non-taxable income	-	(10.7)%
Tax rate difference in non-Japan subsidiaries and different prefectures in Japan	0.6%	(19.4)%
Effect of change in Japanese statutory income tax rate	(87.3)%	-
Change in valuation allowance	(4.8)%	(24.5)%
Effects of consumption tax examination (1)	(10.7)%	(2.9)%
Others	-	1.5%
Effective tax rate	(70.5)%	(22.3)%

(1)	This pertains to the tax effect resulted from the additional consumption tax of approximately $0.6 million charged during the six months ended September 30, 2023, as well as inhabitant tax refund of approximately $0.08 million and $0.2 million during the six months ended September 30, 2024 and 2023, respectively, based on final assessment due to the consumption tax examination (See note (c) - tax payable).

The Company’s deferred tax liabilities, net comprised of the following:

	September 30, 2024	March 31, 2024
Deferred tax assets:
Allowance for credit losses	$304,800	$619,675
Accrued member rewards	9,594	15,511
Accrued employee bonus	4,546	18,146
Accrued asset retirement obligation	64,148	185,941
Accrued employee retirement pension	48,332	72,378
Change in fair value of warrant liabilities	251,770	-
Net operating loss carry-forwards	41,667	38,562
Total deferred tax assets	724,857	950,213
Valuation allowance	(41,667)	(79,062)
Total deferred tax assets, net	683,190	871,151
Deferred tax liabilities:
Change in fair value of warrant liabilities	-	(38,588)
Compensation receivable for consumption tax	(2,060,065)	(3,047,924)
Total deferred tax liabilities	(2,060,065)	(3,086,512)
Deferred tax liabilities, net	$(1,376,875)	$(2,215,361)

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

The Company’s movement of the valuation allowance were as follows:

	September 30, 2024	March 31, 2024
Beginning balance	$79,062	$597,777
Reduction	(37,762)	(430,385)
Disposal of a subsidiary	-	(82,732)
Foreign currency translation adjustments	367	(5,598)
Ending balance	$41,667	$79,062

As of March 31, 2024, the Company had a net operating loss carried forward from the entities in Hong Kong of $61,458. The Company utilized all of its net operating loss during the six months ended September 30, 2024.

As of September 30, 2024 and March 31, 2024, the Company had a net operating loss carried forward of $25,818 and $58,218 from the entities in the United States, respectively, which can be offset against future taxable profit indefinitely.

As of September 30, 2024 and March 31, 2024, the Company had a net operating loss carried forward of $136,774 and $61,114 from the entities in Canada, respectively, which can be offset against future taxable profit indefinitely.

(b)	Consumption tax

In Japan, consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as additional consumption tax payable due to tax examination in taxes payable on the balance sheets (See note (c) - tax payable).

(c)	Taxes payable

Taxes payable consisted of the following:

	September 30, 2024	March 31, 2024
Income tax payable	$2,235,629	$3,829,368
Additional consumption tax payable due to tax examination (1)	2,687,920	5,475,313
Consumption tax payable and others	34,557	52,801
Total taxes payable	$4,958,106	$9,357,482

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES (continued)

(c)	Taxes payable (continued)

(1)	Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021, and the examination was completed in May 2023. As a result of the examination, the Company was required to return consumption tax refund amounting to approximately $28.3 million (approximately ¥3.8 billion) for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. In addition, the additional tax for understatement and delinquent tax computed by the Company’s tax consultant amounted to approximately $6.1 million (approximately ¥0.8 billion). Therefore, as of March 31, 2023, the Company recorded a net consumption tax payable amounted to approximately $16.6 million (approximately ¥2.2 billion), after the deduction of refundable consumption tax amounted to approximately $12.9 million (approximately ¥1.7 billion) that was withheld by the Tokyo Regional Taxation Bureau due to this examination, as well as refundable income tax that arose from the payments of additional consumption tax amounted to approximately $4.9 million (approximately ¥0.7 billion). During the fiscal year ended March 31, 2024, the Company recorded additional consumption tax payable approximately $0.6 million (approximately ¥90.9 million) based on the final assessment by the Tokyo Regional Taxation Bureau. The Company made payments of the consumption tax payable by a monthly instalment of approximately $0.2 million (¥30.0 million), and the amount was also offset by the consumption tax receivable from the tax authorities for excess input consumption tax. The consumption tax payable was $2,687,920 and $5,475,313 as of September 30, 2024 and March 31, 2024, respectively.

NOTE 12 –WARRANTS LIABILITIES

Representative’s warrants liability

In connection with the Company’s IPO, the Company agreed to issue warrants to the representative of the underwriters, for a nominal consideration of $0.01 to purchase 30,000 American Depositary Shares (“ADSs”) of the Company (equal to 5% of the total number of ADSs sold in the IPO, but not including any over-allotment ADSs sold in the over-allotment option) (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price of $48.0 per ADS (equal to 120% of the Company’s IPO offering price of $40.00 per ADS). The Representative’s Warrants are exercisable beginning from six months after the date of commencement of sales in the Company’s IPO and for a period of five years after the date of commencement of sales in the Company’s IPO.

Because the strike price of the Representative’s Warrants is denominated in United States Dollars, a currency other than the Company’s functional currency, Japanese yen, the Representative’s Warrants were not considered indexed to the Company’s own stock. As such, the Representative’s Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of September 30, 2024, these Representative’s Warrants were issued and outstanding but none of the warrants had been exercised. For the six months ended September 30, 2024 and 2023, these Representative Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 13, 2022, the Company recorded a fair value of $522,116 for the Representative’s Warrants liability at issuance resulting in a decrease in additional paid-in capital of $522,116, as the Company determined these warrants issued to the representative of underwriters were part of its incremental cost directly attributable to the Company’s IPO. The Company recognized a loss of $369 and a gain of $1,833 from the change in fair value of the Representative’s Warrants liability subsequently for the six months ended September 30, 2024 and 2023, respectively.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – REPRESENTATIVE’S WARRANTS LIABILITY (continued)

These warrants do not trade in an active securities market, and as such, the Company estimates their fair value using the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) as of September 30, 2024 and March 31, 2024 using the following assumptions:

	September 30, 2024	March 31, 2024
Representative’s Warrants liability
Stock price	$5.80	$2.50
Exercise price	$48.00	$48.00
Expected term (years)	2.28	2.79
Risk-free interest rate	3.58%	4.21%
Expected volatility	51.72%	57.63%

Investors’ warrants liability

On January 26, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company sold 597,015 of its ADSs, at a purchase price of $6.70 per ADS. In the concurrent private placement, the Company also issued to the same investors 597,015 ADS purchase warrants (the “Investors’ Warrants”). The warrants have an exercise price of $6.70 per ADS, are exercisable immediately, and will expire 5.5 years following the date of issuance.

Because the strike price of the Investors’ Warrants is denominated in United States Dollars, a currency other than the Company’s functional currency, Japanese yen, the Investors’ Warrants were not considered indexed to the Company’s own stock. As such, the Investors’ Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of September 30, 2024, these Investors’ Warrants were issued and outstanding but none of the warrants had been exercised. For the six months ended September 30, 2024, these Investors’ Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 26, 2024, the Company recorded a fair value of $541,494 for the Investors’ Warrants liability at issuance. The Company recognized a loss of $1,121,599 from the change in fair value of the Investors’ Warrants liability subsequently for the six months ended September 30, 2024.

These warrants do not trade in an active securities market, and as such, the Company estimates its fair value using the Black-Scholes Model as of September 30, 2024 and March 31, 2024 using the following assumptions:

	September 30, 2024	March 31, 2024
Investors’ Warrants liability
Stock price	$5.80	$2.50
Exercise price	$6.70	$6.70
Expected term (years)	4.83	5.33
Risk-free interest rate	3.58%	4.21%
Expected volatility	57.35%	56.91%

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SHAREHOLDERS’ EQUITY

Ordinary shares

On January 26, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell 597,015 of its ADSs, at a purchase price of $6.70 per ADS for gross proceeds of approximately $4.0 million. The Company received gross proceeds in full from the investors, and all of the ADSs were issued on January 30, 2024.

Initial public offering

On January 13, 2022, the Company closed its IPO of 625,000 ADSs at a public offering price of $40.00 per ADS, which included 25,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment ADSs, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO, including the over-allotment, were approximately $21.4 million. In connection with the IPO, the Company’s ADSs began trading on the Nasdaq Capital Market under the symbol “TKLF” on January 18, 2022.

Capital reduction

On June 27, 2024, the shareholders of the Company approved a capital reduction at the annual general meeting, and the amount of capital reduced by ¥1,856,786,684 ($15,870,723) from ¥1,955,786,684 ($16,716,839) to ¥99,000,000 ($846,116). All of the ¥1,856,786,684 ($15,870,723) of capital reduced was designated as additional paid-in capital reserve. The reduction of capital became effective on July 15, 2024.

Restricted net assets

The Company is restricted in its ability to transfer a portion of its net assets, equivalent to its share capital to its shareholders in the form of loans, advances, or cash dividends. The payment of dividends by the Company organized in Japan is subject to limitations, procedures, and formalities. Regulations in Japan currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in Japan. As of September 30, 2024 and March 31, 2024, the total restricted net assets of the Company amounted to $26,979,030 and $26,979,030, respectively.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of September 30, 2024 and March 31, 2024, there were no legal claims and litigation against the Company.

NOTE 15 – SEGMENT REPORTING

Segments

The Company is engaged in the operation of retail and wholesale of Japanese beauty and health products, as well as sundry products and other products and services. The Company’s operations are conducted in three reported segments: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. The Company defines its segments as those operations whose results the CODM regularly reviews to analyze performance and allocate resources. The Company sells similar individual products and services in each of its segments. It is impractical to segregate and identify revenue for each of these individual products and services.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT REPORTING (continued)

Directly-operated physical stores segment includes physical stores in Japan, Hong Kong, the United States, and Canada. Online stores and services segment includes sales through the Company’s websites and various e-commerce marketplaces in Japan, China, and Korea, as well as services from advertising business through KOLs. Franchise stores and wholesale customers segments include franchise stores in Japan, Hong Kong, the United States and the United Kingdom, and wholesale customers in Japan and other countries including China, the United States, and Canada.

The Company measures the results of its segments using, among other measures, each segment’s revenue, merchandise costs, interest expenses, net, income tax benefit, net income, depreciation and amortization, capital expenditures, total assets as well as total liabilities, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment’s revenue and other measures, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM. When the measurement of a segment significantly changes, previous period amounts and balances are reclassified to be comparable to the current period’s presentation.

The following table presents the segment information for the six months ended September 30, 2024 and 2023, respectively:

	For the Six Months Ended September 30, 2024
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$6,942,549	$4,117,979	$86,942,937	$98,003,465
Merchandise costs	$4,901,590	$2,986,434	$77,969,997	$85,858,021
Interest expenses, net	$(58,360)	$(34,617)	$(730,859)	$(823,836)
Income tax benefit	$(39,144)	$(23,218)	$(490,208)	$(552,570)
Net income	$94,658	$56,147	$1,185,424	$1,336,229
Depreciation and amortization	$29,006	$17,205	$363,250	$409,461
Capital expenditures	$678,267	$-	$-	$678,267

	For the Six Months Ended September 30, 2023
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$11,618,183	$6,004,400	$56,541,566	$74,164,149
Merchandise costs	$9,921,992	$4,929,614	$49,854,993	$64,706,599
Interest expenses, net	$(156,028)	$(80,637)	$(759,332)	$(995,997)
Income tax benefit	$(55,837)	$(28,857)	$(271,741)	$(356,435)
Net income	$306,160	$158,226	$1,489,969	$1,954,355
Depreciation and amortization	$82,556	$42,666	$401,772	$526,994
Capital expenditures	$193,623	$3,136	$1,066	$197,825

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT REPORTING (continued)

	September 30, 2024	March 31, 2024
Total assets:
Directly-Operated Physical Stores	$11,197,330	$10,732,784
Online Stores and Services	11,015,371	4,323,971
Franchise Stores and Wholesale Customers	136,523,234	126,940,404
Total assets	$158,735,935	$141,997,159

Total liabilities:
Directly-Operated Physical Stores	$10,521,463	$12,841,698
Online Stores and Services	11,816,849	5,853,185
Franchise Stores and Wholesale Customers	97,142,336	87,259,492
Total liabilities	$119,480,648	$105,954,375

Disaggregated Revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. See Note 2 for the Company’s disaggregation of revenue for the six months ended September 30, 2024 and 2023.

NOTE 16 – SUBSEQUENT EVENTS

On October 17, 2024, the Company, through its subsidiary TLS, entered into a cooperation agreement with a third-party company, to invest ¥3.0 million (approximately $20,900) and ¥7.0 million (approximately $48,900), respectively, in CROSSING CARDS CO., LTD (“Crossing Cards”), with a core business of retail and wholesale of cards. Crossing Cards was incorporated in Japan pursuant to the laws of Japan on June 18, 2024 with an initial registered capital of ¥1.0 million (approximately $6,900), and the registered capital increased to ¥11.0 million (approximately $76,700) after the investments. The Company owns 27.27% of Crossing Cards and the registered capital was fully injected in October 2024.

On October 21, 2024, the Company approved a change of the ratio of its ADSs to its ordinary shares from one ADS representing one ordinary share to one ADS representing 10 ordinary shares. The ratio change resulted in a reverse split on the Company’s ADSs on the basis of one new ADS for every 10 old ADSs held. As a result of the reverse split, the Company’s ADSs and per ADS as reflected in the unaudited condensed consolidated financial statements have been retroactively restated as if the transaction occurred at the beginning of the periods presented. The ordinary shares of the Company were not affected by this change in the ADS to ordinary share ratio. The ADS Ratio Change became effective on November 15, 2024.

On January 26, 2024, the Company issued to certain investors 597,015 ADS purchase warrants in a concurrent private placement. The warrants have an exercise price of $6.70 per ADS, are exercisable immediately, and will expire 5.5 years following the date of issuance. (See Note 12 - Investors’ warrants liability). Upon the Reverse Split effected on November 15, 2024, the number of ADS purchase warrants was reset to 1,460,328 ADS purchase warrants and the exercise price was reset to $2.74 per ADS. As the date of this report, a total of 10,760 ADS purchase warrants were exercised by the investors, and net proceeds of $29,473 were received by the Company.

These unaudited condensed consolidated financial statements were approved by management and available for issuance on December 18, 2024, and the Company has evaluated subsequent events through this date. The Company did not identify any subsequent events except those disclosed above that would have required adjustment or disclosure in the financial statements.